Mail Stop 4561

September 25, 2008

Randall R. Carpenter
Interstate Data USA, Inc.
1900 West Loop South, #1850
Houston, Texas 77027

      Re: Interstate Data USA, Inc.
              Amendment No. 2 to Registration Statement on Form 10
              Filed September 16, 2008
              File No. 000-53234

Dear Mr. Carpenter:

      We have completed our review of your Form 10 and have no further comments at this time.

              Sincerely,

              Barbara C. Jacobs
              Assistant Director

cc: Rebecca G. DiStefano
       Greenberg Traurig P.A.
       Via Facsimile at (561) 367-6254